Filed pursuant to Rule 433

Registration Statement No. 333-261972

Relating to Preliminary Prospectus Supplement dated April 5, 2023

Term Sheet

April 5, 2023

FEDERATIVE REPUBLIC OF BRAZIL—FINAL PRICING TERMS

6.000% Global Bonds due 2033

Issuer	Federative Republic of Brazil (“Brazil”)
Transaction	6.000% Global Bonds due 2033 (the “Global Bonds”)
Ratings	Ba2 (stable)/BB- (stable)/BB- (stable) (Moody’s/S&P/Fitch)*
Distribution	SEC Registered
Total Amount Issued	U.S.$ 2,250,000,000
Total Gross Proceeds	U.S.$ 2,224,102,500
Coupon	6.000% per annum, 30/360—day count basis, payable semi-annually
Maturity	October 20, 2033
Offering Price	98.849% of the principal amount, plus accrued interest, if any, from April 13, 2023, the date Brazil expects to deliver the Global Bonds
Yield to Maturity	6.150% per annum
Benchmark Bond	UST 3.500% due February 15, 2033
Benchmark Price	101-22+
Benchmark Yield	3.296%
Reoffer Spread	285.4 bps
Underwriting Fee	0.200%
Interest Payment Dates	October 20 and April 20 of each year
First Interest Payment Date	October 20, 2023

Optional Redemption

Brazil may redeem the Global Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Global Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by Brazil in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Brazil after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, Brazil shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the maturity date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the maturity date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, Brazil shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the maturity date, as applicable. If there is no United States Treasury security maturing on the maturity date but there are two or more United States Treasury securities with a maturity date equally distant from the maturity date, one with a maturity date preceding the maturity date and one with a maturity date following the maturity date, Brazil shall select the United States Treasury security with a maturity date preceding the maturity date. If there are two or more United States Treasury securities maturing on the maturity date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Brazil shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Brazil’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of Global Bonds to be redeemed.

In the case of a partial redemption, selection of the Global Bonds for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems fair and appropriate. No Global Bonds of a principal amount of $200,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the Global Bonds are held by DTC (or another depositary), the redemption of the Global Bonds shall be done in accordance with the policies and procedures of the depositary.

Unless Brazil defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Global Bonds or portions thereof called for redemption.

Pricing Date	April 5, 2023
Settlement Date	April 13, 2023 (T+5)
CUSIP / ISIN	105756 CF5 / US105756CF53
Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof
Listing	Application will be made to the Luxembourg Stock Exchange—Euro MTF Market
Joint Bookrunners	BNP Paribas Securities Corp. BofA Securities, Inc. Morgan Stanley & Co. LLC
Underwriting Commitments	BNP Paribas Securities Corp. U.S.$ 750,000,000 BofA Securities, Inc. U.S.$ 750,000,000 Morgan Stanley & Co. LLC U.S.$ 750,000,000

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A prospectus dated March  30, 2022, is available from the website of the Securities and Exchange Commission (SEC) using the following link:

https://www.sec.gov/Archives/edgar/data/205317/000119312522091471/d336565dsba.htm.

A preliminary prospectus supplement, subject to completion, dated April  5, 2023, for the Global Bonds, is available from the SEC’s website using the following link:

https://www.sec.gov/Archives/edgar/data/205317/000119312523091644/d488057d424b5.htm.

The information in the preliminary prospectus supplement and this term sheet is not complete and may be changed. The preliminary prospectus supplement and this term sheet are not offers to sell any securities and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

Brazil’s Annual Report on Form 18-K for the year ended December 31, 2021 as filed with the SEC on July  7, 2022 is available on the SEC’s website using the following link:

https://www.sec.gov/Archives/edgar/data/205317/000119312522189093/d358243d18k.htm.

The Issuer has filed a registration statement (including a prospectus) and the preliminary prospectus supplement with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at +1 (800) 854-5674, BofA Securities, Inc. toll-free at +1 (800) 294-1322, or Morgan Stanley & Co. LLC toll-free at +1 (800) 624-1808.

The Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Global Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Global Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Global Bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Global Bonds or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Neither this term sheet nor any other material relating to the offering has been approved by an authorized person for the purposes of section 21 of the FSMA. This term sheet is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this term sheet relates will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the same will be engaged in only with, relevant persons. The Global Bonds which are the subject of the offering will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Global Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this term sheet or any other material relating to the offering.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS TERM SHEET AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS TERM SHEET HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.